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                              August 10, 2022

       Chenxi Yu
       Chief Financial Officer
       TuanChe Ltd
       9F, Ruihai Building, No. 21 Yangfangdian Road
       Haidian District
       Beijing, PRC 100038

                                                        Re: TuanChe Ltd
                                                            Amendment No. 3 to
Registration Statement on Form F-3
                                                            Filed August 2,
2022
                                                            File No. 333-264942

       Dear Mr. Yu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Form F-3 filed August 2, 2022

       Recent Regulatory Development, page 7

   1. We note your revisions in response to comment 3. Please revise your disclosure to state, if accurate, that you
have obtained all permissions and approvals to operate your business and the business of the
VIE, and remove the reference to your "main business
                                                        operations." Please
make similar revisions elsewhere as necessary.
       Exhibit Index, page II-4

   2. Your exhibit index indicates that certain exhibits, such as the legal opinions regarding the validity of the
securities and certain Cayman Islands and PRC tax matters, will be filed as an exhibit to a
post-effective amendment or as an exhibit to a report filed under the
 Chenxi Yu
TuanChe Ltd
August 10, 2022
Page 2
      Exchange Act. These exhibits must be filed with the Form F-3 prior to effectiveness.
      Please file these exhibits, and revise the Exhibit Index accordingly.
       Please contact Ryan Lichtenfels at 202-551-4457 or Erin Jaskot at 202-551-3442 with any questions.



                                                          Sincerely,
FirstName LastNameChenxi Yu
                                                          Division of
Corporation Finance
Comapany NameTuanChe Ltd
                                                          Office of Trade &
Services
August 10, 2022 Page 2
cc:       Dan Ouyang
FirstName LastName